Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Attention: J. Nolan McWilliams

Re:                             Shake Shack Inc.
Draft Registration Statement on Form S-1
Originally Confidentially Submitted September 30, 2014
CIK No. 0001260533

Ladies and Gentlemen:

On behalf of our client Shake Shack Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on September 30, 2014.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Randy Garutti, the Company’s Chief Executive Officer, dated November 24, 2014.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against the Amendment No. 1 to the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

The Offering, page 11

Redemption rights of holders of LLC Interests, page 13

1.              We note your response to our prior comment 8. Please clarify whether the decision to redeem LLC Interests for Class A shares or cash will be made by disinterested board members, or by members who hold LLC Interests.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 2, including on pages 7, 13 and 54, to clarify that the decision to redeem LLC Interests for Class A shares or cash will be made by the full board of directors of the Company, which will initially include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future.

The Offering, page 11

2.              We note the newly inserted disclosure indicating that you intend to use a portion of the IPO net proceeds to repay outstanding borrowings under the Revolving Credit Facility, including $21.9 million of borrowings that will be used to make a distribution to the Original SSE Equity Owners. As there will be a significant change in your capitalization as a result of this distribution, please revise to present a pro forma balance sheet alongside the latest historical balance sheet which gives effect to this cash distribution to be made to the Original SSEC Equity Owners and accrual of the related liability. The pro forma balance sheet should not include or give effect to the related proceeds of the offering. Please refer to SAB Topic 1(B)(3).

Response:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company no longer intends to use borrowings under its Revolving Credit Facility to fund the planned distribution to certain of the Original SSE Equity Owners. The distribution will be declared prior to the offering and will be paid using a portion of the proceeds. The Company supplementally advises that Amendment No. 2 has been revised to reflect the payment of a dividend in the amount equal to the product of (A) the gross proceeds of the IPO offering and (B) 0.273. The expected amount of the dividend will be included in the prospectus once the price range for the offering is established. The Company has revised the Unaudited Pro Forma Consolidated Financial Information section on page 70 and the applicable portions of the Summary, Selected Historical Consolidated Financial and Other Data and unaudited interim financial statements sections to include a pro forma balance sheet reflecting the planned distribution to certain of the Original SSE Equity Owners and the related liability. A footnote to the unaudited interim financial statements has been included to explain the pro forma presentation.

3.              We also believe that pro forma earnings per share data should be presented for the latest fiscal year and most recent interim period presented on the face of the historical income statement which gives effect to the number of shares whose proceeds would be necessary to pay the planned distribution of $21.9 million and the $5.2 million distribution made during the thirty-nine weeks ended September 30, 2014 (but only the aggregate amount that exceeds earnings for the preceding twelve month period). A footnote to the financial statements should be provided to explain this pro forma presentation, including the number of shares used in the pro forma per share computations.

Response:

The Company acknowledges the Staff’s comment and has revised the Unaudited Pro Forma Consolidated Financial Information section on page 5, 73, 74 and 75, as well as the audited annual and the unaudited interim financial statements to include pro forma earnings per share data which give effect to the number of shares whose proceeds would be necessary to pay the planned distribution to certain of the Original SSE Equity Owners and the $5.2 million distribution made during the thirty-nine weeks ended September 24, 2014 to the extent the distribution exceeded earnings for the preceding twelve-month period. Footnotes to the audited annual and unaudited interim financial statements have been included explaining the pro forma presentation.

4.              In addition, as we believe that the planned distribution to the Original SSE Equity Owners as well as the distribution made during the thirty-nine weeks ended September 24, 2014 is in contemplation of the IPO with the intention of repayment out of the offering proceeds, your Summary and Selected Consolidated Financial and Other Data at pages 15 and 63 should be expanded to include supplemental pro forma earnings (loss) per share data for the most recent fiscal year end and subsequent interim period giving effect to the number of common shares whose proceeds are to be used to pay the dividend. Please refer to SAB Topic 1(B)(3).

Response:

The Company respectfully advises the Staff that the $5.2 million distribution made during the thirty-nine weeks ended September 24, 2014 represents normal tax distributions made to its members pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of SSE Holdings, LLC and was not made in contemplation of the IPO. The distribution was paid with cash provided by the Company’s operations. The Company has revised the applicable portions of the Summary and Selected Historical Consolidated Financial and Other Data sections on pages 16 and 64, respectively, as well as the audited annual and the unaudited interim financial statements to include pro forma earnings per share data which give effect to the number of shares whose proceeds would be necessary to pay the planned distribution to certain of the Original SSE Equity Owners and the $5.2 million distribution made during the thirty-nine weeks ended September 24, 2014 to the extent the distribution exceeded earnings for the preceding twelve-month period. Footnotes to the audited annual and unaudited interim financial statements have been included explaining the pro forma presentation.

5.              Further, as you intend to use a portion of the IPO net proceeds to repay outstanding borrowings under your existing Revolving Credit Facility, please also separately disclose in your pro forma earnings (loss) per share disclosures, the number of common shares whose proceeds will be used to repay the debt. In this regard, we suggest your disclosures provide separate disclosure as to the number of weighted average number common shares used to pay the distribution and those used to repay the outstanding debt. We believe presenting this information in a tabular format within the pro forma earnings (loss) per share footnote disclosures would be useful to understanding the computation.

Response:

The Company acknowledges the Staff’s comment and has revised the Unaudited Pro Forma Consolidated Financial Statements on page 73 to include tabular disclosure of the number of weighted-average shares of Class A common stock whose proceeds will be used to pay the planned distribution to certain of the Original SSE Equity Owners and repay the outstanding borrowings under the Revolving Credit Facility.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 15

6.              We note your response to our prior comment 4 but do not believe that your revisions were fully responsive to our prior comment. Please expand your footnote (3) reconciliation of the non-GAAP measure Shake-level operating profit margin to reconcile this measure to the most directly comparable GAAP operating profit measure. In this regard, your current reconciliation only shows how this non-GAAP measure has been computed. Please revise here, in Selected Consolidated Financial and Other Data on page 63 and, in MD&A on page 81.

Response:

The Company acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 2, including on pages 18 and 66, to include a reconciliation of Shack-level operating profit to income from operations, the most directly comparable GAAP operating profit measure.

Use of Proceeds, page 56

7.              We note your disclosure that you intend to cause SSE Holdings to use the proceeds it receives to repay the outstanding borrowings under your Revolving Credit Facility. Please disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Use of Proceeds section on page 56 to disclose the interest rate and maturity of the borrowings under the Revolving Credit Facility that will be repaid using the offering proceeds.

Dilution, page 60

8.              We note your response to our prior comment 15. Please specifically disclose in the filing, such as in the discussion of the transactions on page 52, that the Continuing SSE Equity Owners will have no economic interests in Shake Shack and define that no economic interests means they have no rights to receive any distributions or dividends, whether cash or stock, in connection with their Class B common stock, if true.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 2, including on pages 7 and 53, to disclose that the Continuing SSE Equity Owners will have no economic interests in Shake Shack despite their ownership of Class B common stock and define that economic interests means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock.

Unaudited Pro Forma Consolidated Financial Information, page 62

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 70

9.              Please expand the disclosure in footnote (2) upon your determination of the specific information relating to the terms of the New Credit Facility as stated in your response to prior comment 12. In this regard, as you intend to use borrowings under the facility to finance the distribution to all Original SSE Equity Owners, disclose the total amount to be available under the facility, the interest rate, the maturity date, and any material restrictions on borrowing or maintaining debt covenants.

Response:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company no longer intends to use borrowings under the Revolving Credit Facility to make a distribution to certain of the Original SSE Equity Owners.  Accordingly, the New Credit Facility will not be used to finance the distribution to certain of the Original SSE Equity Owners.  However, the Company has revised the Description of Indebtedness section on pages 152 and 153 to disclose the expected total amount to be available under the New Credit Facility, the interest rate, the maturity date, and any material restrictions on borrowing or maintaining debt covenants.

10.       Further, please expand this footnote to provide a table of expected borrowings under the New Credit Facility, the expected distribution payment to be made, and the repayment of any existing outstanding debt and repayment of new borrowings from the use of the IPO net proceeds.

Response:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company no longer intends to use borrowings under the Revolving Credit Facility to pay the planned distribution to certain of the Original SSE Equity Owners.  The Company has revised the Amendment No. 2 to provide disclosure regarding expected borrowings under the New Credit Facility, the expected distribution payment to be made, and the repayment of any existing outstanding debt from the use of the IPO net proceeds, including, for example, on pages 152 and 153.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 74

11.       Refer to footnote (1). Please revise footnote (1) to disclose what portion of this adjustment relates settlement of outstanding awards under the UAR Plan and what portion relates to new stock option grants to be made in connection with your planned public offering. Also, please revise to disclose the significant assumptions that were used to calculate or determine each portion of this pro forma adjustment.

Response:

The Company acknowledges the Staff’s comment and has revised the footnote disclosure on page 75 in the Unaudited Pro Forma Consolidated Financial Information section to separately disclose the portion of the adjustment that relates to the settlement of the outstanding awards under the UAR Plan, the acceleration of the vesting of the restricted Class B Units and the portion that relates to the new stock options that are to be granted in connection with the offering. The Company has also revised the disclosure to include the significant assumptions used to calculate each portion of the adjustment.

12.       Refer to footnote (2). We note from the disclosure in the last sentence of footnote (2) that this unaudited pro forma adjustment assumes that no payments under the Tax Receivable Agreement have been made during the period. Given the disclosure on page 91 under the heading “Income Taxes” which indicates that payments under this agreement are expected to be significant, please tell us and explain in footnote (2) why you have assumed no payments will be made under this agreement for purposes of determining this pro forma adjustment.

Response:

The Company acknowledges the Staff’s comment and has revised the Unaudited Pro Forma Consolidated Financial Information section on page 69 to disclose the effect of the Tax Receivable Agreement assuming that all of the Continuing SSE Equity Owners were to exchange their LLC Interests.

13.       We note that the various ownership percentages disclosed in footnote (3) have been determined based on the assumption that the underwriters’ option to purchase additional shares of Class A common stock is not exercised. Given that the underwriters may exercise such option, please revise to also disclose the ownership interests that will be held by Shake Shack Inc. and the Continuing SSE Equity Owners in the event such option is exercised..

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 2 on page 76 to disclose the ownership interests that will be held by Shake Shack Inc.

and the Continuing SSE Equity Owners in the event that the underwriters’ option to purchase additional shares of Class A common stock is exercised.

14.       Refer to footnote (5). Please revise footnote (5) to disclose the amount of debt that will be repaid using the offering proceeds and the related interest rate thereon that will be used to calculate this pro forma adjustment.

Response:

The Company acknowledges the Staff’s comment and has revised the footnote disclosure in the Unaudited Pro Forma Consolidated Financial Information section on page 77 to disclose an estimate of the amount of debt that will be repaid using the offering proceeds and the related interest rate.

Business, page 97

Operations, page 110

15.       We note your response to our prior comment 24. You state in the last paragraph on page 110 that the broadline distributor “is the main purchasing link in the United States” among your suppliers and that you “rely on this broadline distributor’s transportation and logistics network to obtain the best landed cost into distribution for all items.” In light of this disclosure, please provide us your analysis why you are not substantially dependent on this agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Company is not substantially dependent on its agreement with its broadline distributor.  The Company’s current concentration of purchases with a single broadline distributor provides certain advantages for the Company, including more competitive pricing.  However, the Company believes that it could easily replace its current broadline distributor with another provider if necessary.  The Company has revised the disclosure in Amendment No. 2 on page 112 to clarify.

16.       We note your response to our prior comment 25. Please place the discussion of your supply chain and related risks in context by disclosing the last sentence of the second paragraph of your response.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 2 on page 22 to provide the required disclosure.

SSE Holdings, LLC and Subsidiaries

Note 11. Members’ Equity, page F-20

17.       Please revise Note 11 to disclose the number of UARs that were outstanding as of December 31, 2013 and the range of base amounts or weighted average base amount of the UARs that were outstanding as of the end of this period. Note 10 on page F-32 of your interim financial statements should be similarly revised to disclose the number of UARs that were outstanding at September 24, 2014 along with the range of base amounts or the weighted average base amount of UARs outstanding at this date.

Response:

The Company acknowledges the Staff’s comment and has revised Note 11 to its audited financial statements on page F-20 and Note 10 to its unaudited interim financial statements on page F-32 to include disclosure of the number of outstanding UARs and the weighted-average base amount as of the end of the period.

Interim Financial Statements, page F-23

Note 11. Equity-based Compensation, page F-32

18.       Please expand the first paragraph under this heading to include similar disclosure as that from the last sentence of the first paragraph under Note 12 on page F-21. In this regard, please disclose that the planned public offering constitutes a transaction under the terms of the Restricted Class B units that would result in the acceleration of the unrecognized compensation expense.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 2, including on page F-32, to provide the requested disclosure.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Randy Garutti, Chief Executive Officer, Shake Shack Inc.

Ronald Palmese, Jr., Esq., General Counsel, Shake Shack Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Daniel J. Bursky, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP